Exhibit 4.4

DESCRIPTION OF CAPITAL STOCK

As of the end of the period covered by the most recent Annual Report on Form 10-K of LiveOne, Inc., its common stock, $0.001 par value per share (the “common stock”), was registered under Section 12 of the Securities Exchange Act of 1934, as amended. Unless the context otherwise requires, all references herein to “we”, “our” and “us” refer to LiveOne, Inc.

The following description of the common stock is a summary and does not purport to be complete. A copy of our Certificate of Incorporation (as amended, the “Certificate of Incorporation”), our Bylaws (as amended, the “Bylaws”), and our Certificate of Designation of Preferences, Rights and Limitations of Series A Perpetual Convertible Preferred Stock of the Company, dated as of February 2, 2023 (the “Certificate of Designation”), have been filed as Exhibits 3.1, 3.3 and 4.3, respectively, to our Annual Report on Form 10-K for the year ended March 31, 2024 (the “Annual Report”). Our common stock and the rights of the holders of our common stock are subject to the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), the Certificate of Incorporation, the Bylaws and the Certificate of Designation, as well as some of the terms of our outstanding indebtedness. The description below of our common stock and provisions of the Certificate of Incorporation, the Bylaws and the Certificate of Designation are summaries and are qualified by reference to the Certificate of Incorporation, the Bylaws and the Certificate of Designation, and by the applicable provisions of the DGCL. We encourage you to read that law and those documents carefully.

General

Our Certificate of Incorporation authorizes us to issue up to 10,000,000 shares of preferred stock, $0.001 par value per share, and 500,000,000 shares of our common stock, $0.001 par value per share.

As of May 31, 2024, there were 12,669.68 and 98,592,898 shares of our preferred stock (including accrued dividends as of such date) and common stock outstanding, respectively.

As of May 31, 2024, we had 403 holders of record of our common stock, which excludes stockholders whose shares were held in nominee or street name by brokers. The actual number of common stockholders is greater than the number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Common Stock

Voting

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. As of May 31, 2024, there were 12,669.68 and ___ shares of our preferred stock (including accrued dividends as of such date), and except for the dividends payable in kind on our Series A Preferred Stock (as defined below), we have no current plans to issue any other shares of our preferred stock.

Series A Perpetual Convertible Preferred Stock

General

On February 2, 2023, we filed the Certificate of Designation with the Secretary of State of the State of Delaware designating 100,000 shares of our preferred stock as “Series A Perpetual Convertible Preferred Stock” (the “Series A Preferred Stock”). As of May 31, 2024, there were 12,669.68 shares of our Series A Preferred Stock outstanding (including accrued dividends as of such date) that, as of such date, were convertible into approximately 6,033,179 shares of our common stock.

The Series A Preferred Stock was issued effective as of February 3, 2023, and is subsequently issued as quarterly dividends as required by its terms, to Harvest Small Cap Partners Master, Ltd. (“HSCPM”), Harvest Small Cap Partners, L.P. (“HSCP”) and Trinad Capital Master Fund Ltd. (“Trinad Capital”), a fund controlled by Robert Ellin, our Chief Executive Officer, Chairman, director and principal stockholder, in exchange for certain indebtedness exchanged for such Series A Preferred Stock. An amendment to, or waiver of rights of, the Series A Preferred Stock requires the approval of the majority of the votes entitled to be cast by the holders of Series A Preferred Stock outstanding at the time of such vote.

Voting and Dividends

The holders of the shares of the Series A Preferred Stock have certain voting rights as described in the Certificate of Designation equal to 1,000 votes per share of Series A Preferred Stock. The holders of Series A Preferred Stock are not entitled to vote separately as a class or series on any amendment, modification or restatement of the Certificate of Incorporation, except as would be unlawful under the laws of the State of Delaware or except as required by Section 4 of the Certificate of Designation.

The holders of the Series A Preferred Stock are entitled to receive, and we shall pay, by issuing shares of Series A Preferred Stock or paying in cash to such holders, subject to and as provided in Section 3 of the Certificate of Designation, dividends on each share of Series A Preferred Stock, based on a stated value per share equal to $1,000 (the “Stated Value”), at a rate of 12% per annum (the “Interest”), commencing on February 3, 2023 (the “Original Issue Date”) until the date that such share of Series A Preferred Stock is converted to our common stock (the “Interest Termination Date”). So long as a holder’s shares of Series A Preferred Stock are outstanding, Interest payments shall accrue and be compounded daily on the basis of a 360-day day year and twelve 30-day months and shall be paid in arrears to such holder on the earlier of the following dates (i) the Interest Termination Date and (ii) quarterly on April 1st, July 1st, October 1st and January 1st of each year (each such date, an “Interest Payment Date”). At our option, the Interest payments may be made in shares of Series A Preferred Stock valued at a price per share equal to the Stated Value (the “Interest Shares”); provided, that Trinad Capital shall receive Interest payments solely in Interest Shares. In addition, in the event we declare any distribution or dividend of any of our assets or any shares of capital stock of any of our subsidiaries pro rata to the record holders of any class of shares of common stock, we shall calculate and distribute to each holder its pro rata portion of any such distribution (calculated on an as-converted basis with respect to the shares of Series A Preferred Stock then outstanding as of the record date set by us for such distribution or dividend) concurrently with the distribution to the then record holders of any class of common stock. Except as provided in this Section 3, Section 5 and Section 7 of the Certificate of Designation, no other dividends shall be paid on shares of the Series A Preferred Stock.

As provided in the Certificate of Designation, Interest in Interest Shares was paid effective as of April 1, 2023, and subsequently as quarterly dividends, on the terms summarized above.

Liquidation

In the event of any liquidation, dissolution or winding up of our Company, either voluntarily or involuntarily, the holders of the Series A Preferred Stock are entitled to receive, prior and in preference to the holders of the Common Stock, a per share amount equal to the Stated Value plus any accrued but unpaid Interest thereon, or the amount the holder would be entitled to receive if the Series A Preferred Stock were fully converted (disregarding for such purposes any conversion limitations hereunder) to common stock which amounts shall be paid pari passu with all holders of common stock.

If upon the liquidation, dissolution or winding up of the Company, the assets of our Company that are legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts above, then the entire assets of our Company that are legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to what they would otherwise be entitled to receive.

Rights and Preferences

During the period any shares of Series A Preferred Stock remain outstanding, unless we have received the approval of the majority of the votes entitled to be cast by the holders of Series A Preferred Stock outstanding at the time of such vote (voting together as a single class), either at a meeting of holders of Series A Preferred Stock or by written consent, we shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law), and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(i)	increase the number of authorized shares of Series A Preferred Stock;
(ii)	issue or obligate itself to issue additional shares Series A Preferred Stock other than Interest Shares;
(iii)	amend, alter or repeal any provision of the Certificate of Designation;
(iv)

amend, alter or repeal any provision of the Certificate of Incorporation or other charter documents in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock or in any manner that adversely affects any rights of the Holders; or

(v)	enter into any agreement with respect to the foregoing.

For purposes of the foregoing voting requirements, the increase in the amount of the authorized preferred stock (other than Series A Preferred Stock) or common stock, or the creation or issuance of any other series of Preferred Stock or common stock that we may issue, or any increase in the amount of authorized shares of such series, shall not in itself be deemed to materially and adversely affect the rights, preferences or voting powers of the Series A Preferred Stock.

We may, at our option, on or before July 3, 2024, purchase up to $5,000,000 in aggregate of the then outstanding shares of Series A Preferred Stock held by HSCPM and HSCP at a cash redemption price per share of Series A Preferred Stock equal to the Stated Value.

Conversion

Each share of Series A Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share, into such number of fully paid and non-assessable shares of common stock determined by multiply the number of Series A Preferred Stock by the Stated Value and dividing the product thereof by the conversion price for such series in effect at the time of conversion for the Series A Preferred Stock. The conversion price for the Series A Preferred Stock is subject to adjustment in accordance with conversion provisions contained in the Certificate of Designations. As of May 31, 2024, the conversion price of the Series A Preferred Stock is $2.10 per share.

We will not effect the conversion of any portion of the shares of Series A Preferred Stock, and the holder will not have the right to convert any shares of Series A Preferred Stock, and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the holder together with its affiliates collectively would own beneficially in excess of 4.99% (or, upon election by a holder prior to the issuance of any shares of Series A Preferred Stock, such beneficial ownership limitation may increase or decrease) of the shares of common stock outstanding immediately after giving effect to such exercise. This limitation is not applicable to any shares of Series A Preferred Stock held by Trinad Capital.

Authorized and Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Warrants

As of May 31, 2024, there were 1,300,000 warrants outstanding.

Options

As of May 31, 2024, we had entered into agreements to grant options to our employees to purchase 2,266,667 shares of common stock under the 2016 Equity Incentive Plan, as amended (the “Plan”), at a weighted average exercise price of $3.73 per share. As of May 31, 2024, we had entered into agreements to grant options to our non-employees to purchase 25,000 shares of common stock under the Plan at a weighted average exercise price of $4.00 per share.

For a description of our other equity grants and awards, see Note 17 – Stockholders’ Equity to our consolidated financial statements included in the Annual Report.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

●	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Bylaws

Provisions of our Bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our Bylaws:

●

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

●	provide that the authorized number of directors may be changed only by resolution of the board of directors;
●

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum; and

●

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of a majority of our then outstanding common stock.

Special Meetings

Our Certificate of Incorporation and Bylaws provide that, except as otherwise required by law, special meetings of the stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer or our President (in the absence of a Chief Executive Officer), or by our board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the whole board. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

Requirements for Notice of Stockholder Director Nominations and Stockholder Business

If a stockholder wishes to bring any business before an annual or special meeting or nominate a person for election to our board of directors, our Bylaws contain certain procedures that must be followed for the advance timing required for delivery of stockholder notice of such nomination or other business and the information that such notice must contain.

Listing

Our common stock is listed on The NASDAQ Capital Market under the symbol “LVO.” Our warrants are not listed on Nasdaq, any national securities exchange or any other nationally recognized trading system.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC. We serve as the registrar for our warrants. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.